UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2006
SCHEDULE 13G/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Sciele Pharma, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

320 51K 106

(CUSIP Number)

November 1, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808 627 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John N. Kapoor, Ph.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,406,374 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,406,374 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,406,374 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) IN

(1)   Includes 1,386,942 shares held by Kapoor Pharma Investments, L.P., a limited partnership (the “Partnership”). E.J. Financial Enterprises, Inc. is the managing general partner of the Partnership and Dr. Kapoor is the sole stockholder of E.J. Financial Enterprises. The limited partnership interests of the Partnership are held by various family trusts. Includes 819,432 shares held by John N. Kapoor Trust dtd 9/20/89, of which Dr. Kapoor is the sole trustee and sole beneficiary. Includes 200,000 shares held by the Bob Kapoor 2000 Trust of which Dr. Kapoor acts as trustee.

CUSIP No. 808 627 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kapoor Pharma Investments, L.P. FEIN: LP 36-4147462

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,386,942 (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,386,942 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,386,942 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.0%

12.	Type of Reporting Person (See Instructions) PN

(2)   E.J. Financial Enterprises, Inc. is the managing general partner of the Kapoor Pharma Investments, L.P. (the “Partnership”) and Dr. Kapoor is the sole stockholder of E.J. Financial Enterprises. The limited partnership interests of the Partnership are held by various family trusts.

CUSIP No. 808 627 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John N. Kapoor Trust dtd 9/20/89 FEIN: ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 819,432 (3)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 819,432 (3)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 819,432 (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.3%

12.	Type of Reporting Person (See Instructions) OO

(3)   Dr. Kapoor is the sole trustee and sole beneficiary of the John N. Kapoor Trust dtd 9/20/89 (the “JNK Trust”). The JNK Trust disclaims shares beneficially owned by Dr. Kapoor, the BK Trust, and the Partnership.

CUSIP No. 808 627 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bob Kapoor 2000 Trust FEIN: ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 200,000 (4)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 200,000 (4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000 (4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) OO

(4)   Dr. Kapoor is the sole trustee of the Bob Kapoor 2000 Trust (the “BK Trust”). The BK Trust disclaims shares beneficially owned by Dr. Kapoor, the JNK Trust, and the Partnership.

CUSIP No. 808 627 103

Item 1.
	(a)	Name of Issuer Sciele Pharma, Inc.
	(b)	Address of Issuer’s Principal Executive Offices Five Concourse Parkway, Suite 1800 Atlanta, GA 30328.

Item 2.
	(a)	Name of Person Filing See item (1) of the cover pages.
	(b)	Address of Principal Business Office or, if none, Residence The principal business office for all reporting persons is 225 East Deerpath, Suite 250, Lake Forest, IL 60045.
	(c)	Citizenship See item (4) of cover pages.
	(d)	Title of Class of Securities Common Stock, $0.001 Par Value.
	(e)	CUSIP Number 808 627 103.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 808 627 103

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      John N. Kapoor is the President and sole stockholder of EJ Financial Enterprises, Inc. which is the managing general partner of Kapoor - Pharma Investments, L.P. John N. Kapoor serves as the Trustee of the John N. Kapoor Trust dtd. 9/20/89 and the Bob Kapoor 2000 Trust. As such, the ownership interest of John N. Kapoor, Kapoor-Pharma Investments, L.P., the John N. Kapoor Trust dtd. 9/20/89 and the Bob Kapoor 2000 Trust is as follows:

(a) Amount beneficially owned: See item (9) of cover pages.
(b) Percent of class: See item (11) of cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See item (5) of cover pages.
(ii) Shared power to vote or to direct the vote: See item (6) of cover pages.
(iii) Sole power to dispose or to direct the disposition of: See item (7) of cover pages.
(iv) Shared power to dispose or to direct the disposition of: See item (8) of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person
      John N. Kapoor (“Kapoor”) is the sole trustee and beneficiary of the John N. Kapoor Trust dtd 9/20/89 (the “JNK Trust”) as well as the sole stock holder of E.J. Financial Enterprises. Kapoor is also the sole trustee of the Bob Kapoor 2000 Trust (the “BK Trust”). Kapoor Pharma Investments L.P. (the “Partnership”) is a limited partnership organized under the laws of Delaware. E.J. Financial Enterprises, Inc. is the managing general partner of the Partnership. The limited partnership interests of the Partnership are held by various family trusts. The JNK Trust and the BK Trust disclaim shares beneficially owned by the other trust, Kapoor and the Partnership.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group
The members of the group filing this Schedule 13G/A are John N. Kapoor, Kapoor-Pharma Investments, L.P., John N. Kapoor Trust dtd 9/20/89 and Bob Kapoor 2000 Trust.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2006
Date
/s/ John N. Kapoor
Signature
John N. Kapoor, Ph.D.
Name/Title
November 6, 2006
Date
/s/ John N. Kapoor
Signature
John N. Kapoor, Ph.D., President, EJ Financial Enterprises, Inc., as Managing General Partner of Kapoor-Pharma Investments, L.P.
Name/Title
November 6, 2006
Date
/s/ John N. Kapoor
Signature
John N. Kapoor, Ph.D., Trustee, John N. Kapoor Trust dtd 9/20/89
Name/Title
November 6, 2006
Date
/s/ John N. Kapoor
Signature
John N. Kapoor, Ph.D., Trustee, Bob Kapoor 2000 Trust
Name/Title